UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2010

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

ADDITIONAL INFORMATION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

ADDITIONAL INFORMATION

This Form 6-K contains a report entitled ‘Additional Information 2009-10’ (attached as Exhibit 99.1) that provides certain information for the fiscal year ended March 31, 2010, and which has been made available to the public on our web site, www.infosys.com. The information contained in this report is intended to supplement the information contained in our Indian Annual Report for the fiscal year ended March 31, 2010.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan

S. Gopalakrishnan
Date: May 26, 2010	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Additional Information 2009-10